Exhibit 99.1

News Release

TC Energy announces $1.8 billion bought deal offering of Common Shares

CALGARY, Alberta – Aug. 4, 2022 – News Release – TC Energy Corporation (TSX: TRP) (NYSE: TRP) (TC Energy or the Company) today announced that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and Scotiabank, pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 28,400,000 common shares of the Company (the Common Shares) at a price of $63.50 per Common Share (the Offering Price), for gross proceeds of approximately $1.8 billion (the Offering). The Common Shares will be offered to the public in Canada and the United States through the underwriters and their affiliates.

TC Energy has granted the underwriters an over-allotment option to purchase up to an additional 2,840,000 Common Shares at the Offering Price, exercisable at any time up to 30 days following the closing of the Offering (the Over-Allotment Option). If the Over-Allotment Option is exercised in full, the aggregate gross proceeds from the Offering will be approximately $2.0 billion.

The net proceeds from the Offering will be used, directly or indirectly, together with other financing sources and cash on hand, to fund costs associated with the construction of the Southeast Gateway Pipeline, a US$4.5 billion, 1.3 billion cubic feet per day, 715-kilometre offshore natural gas pipeline in the southeast region of Mexico. Pending such use, the net proceeds from the Offering may temporarily be used to reduce indebtedness or invested in short term liquid investments.

The Offering is expected to close on or about Aug. 10, 2022. Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including approval of the Toronto Stock Exchange and the New York Stock Exchange.

RBC Capital Markets and Scotiabank acted as joint lead book runners on the Offering. Mayer Brown LLP and Blake, Cassels & Graydon LLP were legal advisors to the Company. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Norton Rose Fulbright Canada LLP were legal advisors to the underwriters.

Advisories

The Common Shares will be issued by way of a prospectus supplement to the Company’s short form base shelf prospectus dated Jan. 22, 2021 (collectively, the Prospectus) filed with the securities regulatory authorities in each of the provinces and territories of Canada and included in its registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (SEC). This Offering is made only by the Prospectus. The Prospectus will contain important detailed information about the securities being offered. Investors should read the Prospectus before making an investment decision.

The Prospectus will be available free of charge on SEDAR at http://www.sedar.com, on the SEC website at http://www.sec.gov or from the underwriters named in the Prospectus. Potential investors may request the Prospectus in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, or via telephone: 1-416-842-5349, or via e-mail at Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com; and in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

About TC Energy

We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in the communities where we live and work to strengthen community resilience and build a stronger future, together.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

This release includes certain forward-looking information, which is intended to help current and potential investors understand management’s assessment of our future plans and financial outlook, and our future prospects overall. Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business, the Southeast Gateway Pipeline, or events that happen after the date of this release. Our forward-looking information in this release includes statements related to: the Offering, including the expected closing date of the Offering and the expected use of the net proceeds from the Offering; and the Southeast Gateway Pipeline, including the cost, scope and capacity thereof and sources of financing therefor, among other things.

Our forward looking information is based on certain key assumptions and is subject to risks and uncertainties, including but not limited to fulfillment by the underwriters of their obligations pursuant to their agreement to purchase the Common Shares; that no event will occur which would allow the underwriters to terminate their obligations under such agreement; and assumptions concerning the Southeast Gateway Pipeline, including assumptions regarding the amount and timing of costs to be incurred by the Company in connection therewith, as well as assumptions concerning the sources of financing therefor. Additional information on these and other factors will be discussed in the prospectus supplement and the documents incorporated by reference therein.

As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information, which is given as of the date it is expressed in this release or otherwise, and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

Media Inquiries:

Jaimie Harding / Suzanne Wilton

media@tcenergy.com

403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:

Gavin Wylie / Hunter Mau

investor_relations@tcenergy.com

403-920-7911 or 800-361-6522